VIA EDGAR

October 20, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director
cc: Catherine T. Brown, Staff Attorney
cc: Angie Kim, Staff Attorney

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-1
File No. 333-175779

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OncoSec Medical Incorporated, a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 1:00 PM Eastern Standard Time on October 21, 2011 or as soon thereafter as possible.

The Company hereby acknowledges that:

•                  Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•                  The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Jeannette Filippone or Steven G. Rowles at (858) 314-5412 or by facsimile at (858) 523-2829.  Thank you for your assistance and cooperation.

Yours very truly,

/s/ Punit Dhillon
ONCOSEC MEDICAL INCORPORATED

Punit Dhillon

President and CEO

Direct Line:    (855) OncoSec (662-6732) Ext: 501

OncoSec Medical Incorporated · 4690 Executive Drive Suite 250 · San Diego, California 92121

Telephone: (855) OncoSec (662-6732) or (858) 224-0090 · Fax: (858) 430-3832